UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         GLOBAL MOTORSPORT GROUP, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   378937106
                           -------------------------
                                 (CUSIP Number)

                    Wolf, Block, Schorr and Solis-Cohen LLP
                             111 South 15th Street
                             Philadelphia, PA 19102
                    Attention: Herbert Henryson II, Esquire
                                 (215) 977-2556
      -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 12, 1998
      -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378937106                                                  13D- Page 2
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1    NAME OF REPORTING PERSON: Golden Cycle, LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):      23-294-3669
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                        (b) [  ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS:                                                     WC, BK
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [  ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION                           Pennsylvania
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      NUMBER OF
       SHARES              7        SOLE VOTING POWER:      528,100
     BENEFICIALLY                   --------------------------------------------
      OWNED BY             8        SHARED VOTING POWER:          Not applicable
        EACH                        --------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER: 528,100
       PERSON                       --------------------------------------------
                           10       SHARED DISPOSITIVE POWER:     Not applicable
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 528,100
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                 [  ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  10.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                                                OO
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




Item 1.           Security and Issuer.

                  This Schedule 13D (the "Statement") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Global Motorsport Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 16100 Jacqueline Court, Morgan Hill, California 95037.

Item 2.           Identity and Background.

                  (a)-(c) This statement is being filed by Golden Cycle, LLC, a Pennsylvania limited liability company (the "Reporting Person"). The Reporting Person is a newly formed limited liability company which has not engaged in any activities to date other than the investment in the Common Stock reported in this Statement. The business address and the address of the principal executive offices of the Reporting Person is 4025 Crooked Hill Road, Harrisburg, Pennsylvania 17110.

                  The name, business address and present principal occupation or employment of each of the executive officers and members of the Reporting Person are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

                  (d)-(e) During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  All of the shares of Common Stock reported to be owned by the Reporting Person were acquired in open market transactions at a total cost of $7,109,005 (including brokerage commissions). Such cost was funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business, and borrowings from Dauphin Deposit Bank and Trust Company under an unsecured commercial loan note bearing interest at the Federal Funds Target Rate plus 90 basis points.

Item 4.           Purpose of Transaction.

                  The Reporting Person has acquired the shares of Common Stock referred to in Item 5 in order to obtain an equity position in the Company.

                  The Reporting Person has sent a letter to Mr. Joseph Piazza, President and Chief Executive Officer of the Company, offering to acquire the Company for a cash purchase price of $18 per share in a negotiated transaction. The letter stated that the Reporting Person would negotiate all terms of a transaction, including the price and requested that the Company provide the Reporting Person with information about the Company for the purpose of completing a due diligence review of the Company in order to determine whether there is greater value in the Company. The letter further advised the Company that if the Board of Directors of the Company elects not to proceed with negotiations or provide the Reporting Person with an opportunity to do diligence, the Reporting Person would consider attempting to seek control of the Board of Directors through a consent solicitation which would elect directors committed to selling the Company for the highest price reasonably available. In connection with such a possibility, the Reporting Person will be filing preliminary proxy materials with the Securities and Exchange Commission. A copy of the letter to Mr. Piazza is attached hereto as Exhibit 1.

                  The Reporting Person intends to continue to evaluate its position and possible alternative future courses of action, which could involve, among other possibilities, in addition to seeking representation on the Board of Directors and proposing a merger or other business combination transaction with the Company, making a tender offer for some or all of the Common Stock or entering into arrangements with third parties, including present or past management of the Company, who may be interested in joining with the Reporting Person to acquire control of the Company.


                  Depending upon the course of action that the Reporting Person pursues, the Reporting Person may increase its investment in the Company through the acquisition of additional shares of Common Stock or other securities of the Company in the open market or otherwise, subject to availability at prices deemed favorable by the Reporting Person, or may sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by it. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company and the Common Stock and such other securities, it should be noted that the possible activities of the Reporting Person are subject to change at any time, and there is no assurance that the Reporting Person will obtain control of the Company. Except as set forth above, the Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of the date of this Statement, the Reporting Person beneficially owns 528,100 shares of Common Stock, representing approximately 10.4% of the outstanding shares of Common Stock. The foregoing percentage is based upon 5,077,442 shares of Common Stock reported outstanding as set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1997 as filed by the Company with the Securities and Exchange Commission.

                  (b) The Reporting Person has the sole power to vote and dispose of the shares of Common Stock which it beneficially owns.

                  (c) Except for the purchases set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such purchases were effected in the open market.

                  (d) Jefferies & Company, Inc. ("Jefferies") has been engaged to act as financial advisor to the Reporting Person and its members in connection with any financing, investment or acquisition activities which the Reporting Person and its members may undertake with respect to the Company (the "Engagement Agreement"). The Engagement Agreement provides, among other things, that in payment for services to be rendered by Jefferies, if within twelve months from the date of the Engagement Agreement any shares of Common Stock owned by the Reporting Person or any of its affiliates are sold to any person, Jefferies will be paid a fee equal to 15% of the profit in respect of such sale.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except for the Engagement Agreement, neither the Reporting Person nor, to the best of its knowledge, any of the persons identified in Item 2, has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, those enumerated in Item 6 of Schedule 13D.

Item 7.           Material to Be Filed as Exhibits.

                  1.       Letter to Joseph Piazza, dated March 23, 1998.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  March 23, 1998

                                            GOLDEN CYCLE, LLC

                                            By: /s/ Roger L. Grass
                                               -------------------------------
                                               Vice President and Treasurer

                                   SCHEDULE I

                        EXECUTIVE OFFICERS AND MEMBERS OF
                                GOLDEN CYCLE, LLC

         The name and present principal occupation or employment of each of the executive officers and members of Golden Cycle, LLC is set forth below. The business address of each such person is c/o Biker's Depot, Inc., One Wynnewood Road, Wynnewood, Pennsylvania 19096, except as otherwise noted. Each such person is a citizen of the United States of America.

Name and                               Present Principal
Positions Held                         Occupation or Employment
--------------                         ------------------------

Alexander Grass                Director and Honorary Chairman of the Board of
  50% Member, President        Directors and Chairman of the Executive
  and Secretary                Committee of the Board of Directors of Rite Aid
                               Corporation since March 4, 1995 when he retired as Chairman of Board of Directors and Chief
                               Executive Officer of Rite Aid Corporation.
                               Mr. Grass is also a director of Hasbro, Inc.
                               Mr. Grass is the father of Roger L. Grass.

Roger L. Grass                 Chairman of Board of Directors, Biker's Depot,
  50% Member, Vice-President   Inc., a company engaged in the sale of after
  and Treasurer                market parts and accessories for Harley-Davidson
                               motorcycles.

                                   SCHEDULE II
                      TRANSACTIONS WITHIN THE PAST 60 DAYS

                          No. of Shares
Date                      Purchased                            Price
----                      ---------                            -----

1/27/98                     50,000                           $615,000
1/28/98                     25,000                            307,500
1/29/98                      5,000                             62,125
2/02/98                      3,000                             37,275
2/03/98                     10,000                            126,750
2/03/98                      5,000                             62,750
2/04/98                      2,500                             31,375
2/09/98                     20,000                            273,500
2/10/98                      2,000                             27,100
2/13/98                     20,000                            276,000
2/13/98                     20,000                            273,500
2/19/98                     20,000                            276,000
2/20/98                     10,600                            146,280
2/20/98                     10,000                            136,750
3/12/98                     50,000                            677,500
3/13/98                     50,000                            690,000
3/17/98                    125,000                          1,718,750
3/19/98                     58,000                            870,000

                                  EXHIBIT INDEX

Exhibit No.                       Description
-----------                       -----------

    1                             Letter to Joseph Piazza, dated March 23, 1998.